Stephanie L. Hunsaker Senior Assistant Chief Accountant Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424
17 February 2012

Dear Ms Hunsaker

The Royal Bank of Scotland Group plc
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 6-K Furnished November 4, 2011
File No. 001-10306

Thank you for your letter of 8 February 2012.  Our responses to your comments are set out below.  References to ‘the Company’ and to ‘RBSG’ are to The Royal Bank of Scotland Group plc.  ‘The Group’ means the Company and its subsidiaries.

Form 20-F for the Fiscal Year Ended December 31, 2010
Risk Management: Credit risk
Commercial real estate, page 96

1.
We note your response to comment four of our letter dated August 18, 2011. We specifically note your proposal not to extend your discussion of commercial real estate loans placed on the watchlist to your total lending portfolio. Based on your description of your watchlist loans, it appears that disclosure of such loans may be required by Item III.C.2 of Industry Guide 3.  Further, given your response to comment 28, we believe that disclosure of such watchlist loans may provide early warning signs of potential future impairment losses. Accordingly, please expand your disclosure in future filings to comply with this disclosure requirement.

As discussed in our letter of 14 October 2011, the watchlist process applies to the Group’s corporate lending.  There are three watchlist ratings – amber, red and black - reflecting progressively deteriorating conditions.  Watchlist amber loans are performing loans where the counterparty or sector shows early signs of potential stress or has other characteristics such that they warrant closer monitoring.  Watchlist red loans are performing loans where indications of the borrower’s declining creditworthiness are such that the exposure requires active management usually by the Group’s Global Restructuring Group (GRG).  Watchlist black loans comprise risk elements in lending and potential problem loans.  Although we do not believe watchlist red loans to be potential problem loans as contemplated by Item III.C.2 of Industry Guide 3, to give early warning of potential future impairments, we plan in future filings to disclose the carrying value of the Group’s portfolio of watchlist red loans split between those managed by GRG (analysed by industry) and those that are not.

Risk Management: Other risk exposures
Conduits, page 158

2.
We note your response to comment 10 of our letter dated August 18, 2011. Your response implies that you may have other types of involvement with non-consolidated conduits (e.g., direct holding of securities issued by the conduit). In the interest of transparency and to provide a clearer picture of your overall consolidation policy, please revise your disclosure in future filings to clearly indicate the various ways you may be involved with off-balance sheet conduits (and other SPEs) and your primary reasons for not consolidating such entities. Additionally, to the extent that you hold securities or other assets issued by the conduits, please tell us why they are not included in your estimate of the exposure from your third party conduits discussed at the bottom of page 158.

The ways the Group may be involved with conduits and other special purposes entities are described on pages 157 and 158 of its 2010 Form 20-F.  In future filings we will replace the second paragraph of the disclosure on page 157 with the following, expanding on the Group’s consolidation policy:

The Group applies the guidance in IAS 27 ‘Consolidated and Separate Financial Statements’ and SIC 12 ‘Consolidation - Special Purpose Entities’ in determining whether or not to consolidate an SPE.  SPEs are consolidated where the substance of the relationship between the Group and the SPE is such that the SPE is controlled by the Group.   In determining whether the SPE is controlled by the Group, the Group considers: whether the activities of the SPE are being conducted on its behalf so that it obtains benefits from its operation; whether the Group has the decision-making powers to obtain the majority of the benefits of the SPE’s activities;  whether the Group has rights to obtain the majority of the benefits of the SPE and whether the Group retains the majority of the residual or ownership risks related to the SPE or its assets so as to obtain benefits from its activities.  As a result of applying these principles, the Group does not consolidate those SPEs where its interests in the SPE do not provide the Group with a majority of the benefits and/or residual or ownership risks and therefore the SPE is not controlled by the Group; SPEs that are, in substance, controlled by the Group are consolidated.  The Group accounts for its interests, eg holdings of securities issued and liquidity commitments, in SPEs it does not consolidate in accordance with its accounting policy for these items.

We will additionally expand our disclosure on page 158 about the ways in which the Group may be involved with conduits by adding the following:

The Group’s involvement in conduits takes a number of forms.  It may:
•	sponsor an ABCP programme ie establish the programme; approve the sellers permitted to participate in the program and the asset pools to be purchased by the programme;
•	administer an ABCP programme;

•	provide the ABCP conduit with liquidity facilities;
•	provide the ABCP conduit with a program-wide credit enhancement facility;
•	purchase commercial paper from an ABCP conduit.

In future filings we plan to eliminate the disclosures about liquidity commitments to third party conduits at the bottom of page 158 as these are no longer material (less than £100m at 31 December 2011).  As discussed above in the suggested disclosure about consolidation, the Group does not consolidate those SPEs (including conduits) where its interest are not such as to give it, in substance, control over the SPE.  We will revise the second paragraph on page 158 to include a cross reference to the discussion about the consolidation of SPEs on page 157:

In determining whether or not to consolidate a conduit, the Group applies the same criteria as to other SPEs (see page 157).

3.
We note your response to comment 11 of our letter dated August 18, 2011. We are still confused as to how the liquidity information in the tables on pages 158-159 relate to each other. It is our understanding based on the total assets held by the conduits reported in each table, that both tables include the same population of conduits. Therefore, we are unclear as to why the amount of undrawn liquidity available to the conduits differs so significantly between the two tables. For example, in the table on page 158 it appears that the undrawn amount of liquidity and credit enhancements available to Group sponsored conduits is £24.9 billion as of December 31, 2010. However, the table on page 159 shows the amount of undrawn liquidity to be only £6.9 billion as of the same date. Please revise your future filings to more clearly explain the liquidity amounts presented in these tables and clarify the differences between the tables.

The liquidity and credit enhancements of £24.9bn disclosed in the table on page 158 are unrelated to the £6.9bn in the column headed ‘Undrawn’ in the table on page 159.  The latter amount is not undrawn liquidity but the conduits’ undrawn commitments to fund assets.  In future filings we will change this column heading to undrawn commitments to fund assets.

Note 12 – Financial instruments - valuation
Fair value of financial instruments not carried at fair value, page 265

4.
We note your response to comment 19 of our letter dated August 18, 2011. Please consider disclosing the information provided in your response in future filings in order to comply with the requirement in paragraph 27 of IFRS 7 to disclose the assumptions applied in your fair value determination. Additionally, as part of your revised disclosure, please discuss why different methodologies are used for different components of your portfolios.

We will include the following disclosures in futures filings:

Loans and advances to banks and customers
In estimating the fair value of loans and advances to banks and customers measured at amortised cost, the Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans.  Two principal methods are used to estimate fair value:

(a)
contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing.  This method is used for the majority of GBM’s lending portfolios where most counterparties have external ratings.

(b)
 expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products.  This approach is adopted for lending portfolios in UK Retail, UK Corporate and Ulster Bank reflecting the more homogeneous nature of these portfolios.

For certain portfolios where there are very few or no recent transactions, for example Ulster Bank’s corporate property lending portfolio, a bespoke approach is used based on available market data.

Note 32 – Collateral and securitizations, page 305

5.	We note your response to comment 24 of our letter dated August 18, 2011. Please revise your disclosure in future filings to include the information that was provided in your response.

We will revise future filings to include the material provided in our response to comment 24 of your letter of 18 August 2011.

Form 6-K Furnished November 4, 2011
Appendix 1 – Income statement reconciliations

6.
We note your full income statement reconciliations between managed basis and statutory basis. In future filings, instead of presenting a full income statement reconciliation, please revise to reconcile the non-GAAP items you present earlier in the filing directly to the most comparable GAAP measure. For example, your presentation could reconcile the managed basis total income and total operating profit directly to the statutory total income and statutory total operating profit measures directly, respectively. Please use this direct method of reconciling each of your non-GAAP measures to the most directly comparable GAAP measures instead of reconciling the full non-GAAP income statement to the full statutory income statement.

As has been customary for a number of years the Group includes a number of non-GAAP measures in its quarterly reports, including a full reconciliation of its non-GAAP income statement. The Form 6-K furnished on 4 November 2011, which included the Group's third quarter results for 2011, included such financial information as published in its home country, the United Kingdom. The inclusion of such information in a furnished Form 6-K is expressly permitted by Regulation G, which includes a safe harbour for disclosure of non-GAAP financial measures by foreign private issuers that release written communications in the United States, so long as the communication is released in the United States contemporaneously with or after its release outside the United States and is not otherwise targeted at persons located in the United States. In accordance with the SEC's identified preference for filing a second Form 6-K (Compliance and Disclosure Interpretation number 106-02 published on 8 July 2011), the Group filed a revised version of its third quarter results with the SEC on Form 6-K on 14 November 2011 which includes substantially identical information, including certain non-GAAP measures which are reconciled as required by Item 10(e) of Regulation S-K but also removes the fully reconciled income statement. The second Form 6-K ‘filed’ on 14 November 2011, and not the version ‘furnished’ on 4 November 2011, is incorporated by reference into the Group's registration statements.  We can confirm to the Staff that the foregoing is the practice the Group follows on a quarterly basis and which it intends to continue.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ Rajan Kapoor

R Kapoor
Group Chief Accountant